(415) 856-7021
jessicabentley@paulhastings.com

October 31, 2006	27226/82270

VIA EDGAR

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Attn:	Patricia Williams

Re:	Matthews International Funds File Nos. 33-78960 and 811-08510

To the Staff of the Commission:

On behalf of the Matthews International Funds (the “Trust”), we are submitting the response of the Trust to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”), which you relayed to me during our telephone conversation on October 16, 2006. Simultaneously with the filing of this letter, the Trust is submitting (by EDGAR) Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 33 to such Registration Statement under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (such amendments, collectively, the “Amendment”), which incorporate the Trust’s responses to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes to the Registration Statement filed August 14, 2006) are being submitted to you by overnight courier.

1.	Risk disclosure relating to investing in warrants

We understand that the staff has requested the addition of risk disclosure relating to investment in warrants, based on disclosure in the Registration Statement under the caption “Principal Investment Strategy” that the Matthews Asia Pacific Equity Income Fund (the “Fund”) will invest in warrants.

Securities and Exchange Commission
October 31, 2006

Response:

On looking into this matter internally, it has come to our attention that the Fund does not plan to invest more than 5% of its assets in warrants. Therefore, we have deleted the word “warrants” from the referenced prospectus disclosure on page 4 of the Amendment, and we do not believe that the addition of specific planned risk disclosure regarding warrants is necessary given this low level of planned investment.

2.	Fee and expenses table

We understand that the Staff has requested that the fee table presented on page 9 of the Registration Statement be revised to show “Fee waiver and Expense Reimbursement” appearing below the Total Annual Operating Expenses, followed by a line showing the total net of fee waivers and expense reimbursement.

Response:

The Trust has revised the Registration Statement in accordance with the Staff’s comment. However, please note that since Total Annual Operating Expenses are 1.47%, and the fee waiver and expense reimbursement arrangement only applies to expenses above 1.50%, no waiver or expense reimbursement applies at this time. Please refer to page 10 of the Amendment.

3.	Jesper Madsen biographical information

We understand that the Staff has requested that biographical information for Jesper Madsen, presented on page 11 of the Registration Statement, be revised to include dates, in order to make clear that the disclosure covers the preceding five-year period.

Response:

The Trust has revised the Registration Statement in accordance with the Staff’s comment. Please refer to page 12 of the Amendment.

4.	Disclosure of portfolio holdings

We understand that the Staff has requested that the discussion on pages 26 - 27 of the Statement of Additional Information portion of the Registration Statement regarding disclosure by the Fund to certain third parties of portfolio securities holdings in advance of a general release (paragraph 3 under “Disclosure of Portfolio Holdings” beginning on page 26) be expanded to include a description of any such disclosure arrangements.

Securities and Exchange Commission
October 31, 2006

Response:

The Trust has revised the Registration Statement to clarify that the Fund has not entered into any such disclosure arrangements. Please refer to page 26 of the Statement of Additional Information portion of the Amendment. In addition, the Trust will amend the Registration Statement further to disclose any such arrangements it may enter into in the future.

The Trust acknowledges the following: (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions concerning this filing to the undersigned personally at (415) 856-7021.

Very truly yours,

/s/ Jessica N. Bentley

Jessica N. Bentley
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

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